EXHIBIT 99.1

O’MELVENY & MYERS LLP

Beijing	Times Square Tower	Newport Beach
Brussels	7 Times Square	San Francisco
Century City	New York, NY 10036	Shanghai
Hong Kong		Silicon Vallue
London	TELEPHONE (212) 326-2000	Tokyo
Los Angeles	FACSIMILE (212) 326-2061	Washington D.C.
www.omm.com

May 30, 2008	OUR FILE NUMBER 019,642-090

WRITER’S DIRECT DIAL (212) 326-2273

WRITER’S DIRECT DIAL (212) 326-2273

VIA FACSIMILE & FIRST CLASS MAIL	WRITER’S MAIL ADDRESS gpatti@omm.com

Michael J. Aiello
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153

Re:           March 28, 2008 Agreement and Plan of Merger by and among
Merisel, Inc., TU Holdings, Inc. and TU Merger, Inc.

Dear Mike:

Please refer to my letter to you dated May 8, 2008.  In my letter, ACAS set forth three possible alternatives: (i) renegotiating the transaction price; (ii) mutually agreeing to terminate the merger agreement; or (iii) waiting to see if the closing conditions are all satisfied by the outside date.  Based on our discussions, it appears that your client will not renegotiate the transaction price at a level that ACAS believes is appropriate.  In addition, we understand that your client will not mutually agree to terminate the merger agreement.

As you know, one of the conditions to closing the merger is that since the date of the merger agreement, there shall not have occurred an be continuing any Company Material Adverse Effect.  In addition, Merisel represented and warranted that from December 31, 2007 through the date of the merger agreement, there had not been a Company Material Adverse Effect.  Since sending my May 8 letter, we have reviewed Merisel’s 10Q for the first quarter that was released on May 15, which included financial results that were even worse than those that had been previously disclosed.  Merisel’s business has deteriorated substantially in the first quarter of 2008, as compared to the February 7, 2008 forecasts we received from Merisel management.

Those forecasts projected that Merisel’s EBITDA for the first quarter of 2008 would total $2,554,000 (after adjusting for actual January performance).  However, Merisel’s actual EBITDA for the quarter was only $881,000 (according to Merisel’s 10Q), a 68.2% negative variance.  We note that ACAS has requested, but not yet received, Merisel’s April financial results.

O’MELVENY & MYERS LLP

Michael J. Aiello, May 30, 2008 – Page 2

In the circumstances, based upon the information currently available to ACAS, it seems clear that Merisel has experience a Company Material Adverse Effect to its business, which is continuing, such that Merisel will not be able to satisfy the merger agreement’s closing conditions.  This Company Material Adverse Effect also suggests that the representations and warranties in the merger agreement were untrue when made.

ACAS hereby reserves its right to terminate the merger agreement pursuant to Section 6.1(f)(i) thereof, and also reserves any and all of its contractual and non-contractual rights and remedies arising out of this situation.

Very truly yours,

/s/ Gregory P. Patti, Jr.
Gregory P. Patti, Jr.
of O’Melveny & Myers LLP

Enclosure

cc:           Merisel, Inc.
127 West 30th Street, 5th floor
New York, New York 10001
Fax: (917) 351-5889
Attn: Mr. Donald Uzzi